Exhibit 11
CCA INDUSTRIES, INC. AND SUBSIDIARIES
COMPUTATION OF UNAUDITED EARNINGS PER SHARE

	Three Months Ended		Nine Months Ended
	August 31,	August 31,	August 31,	August 31,
	2009	2008	2009	2008

Item 6.

Weighted average shares outstanding —
Basic	7,054,442	7,054,442	7,054,442	7,054,442
Net effect of dilutive stock
Options—based on the treasury stock method using average market	—	6,709	—	11,427

Weighted average shares outstanding —
Diluted	7,054,442	7,061,151	7,054,442	7,065,869

Net Income	$1,599,346	$1,101,420	$2,417,847	$2,235,795

Per share amount
Basic and Diluted	$0.23	$0.16	$0.34	$0.32